Exhibit 4.2
FOURTH AMENDED AND RESTATED
DIVIDEND REINVESTMENT PLAN
Adopted May 18, 2017
KBS Strategic Opportunity REIT II, Inc., a Maryland corporation (the “Company”), has adopted a Fourth Amended and Restated Dividend Reinvestment Plan (the “DRP”), the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company’s charter, as amended and supplemented, unless otherwise defined herein.
1.Amount of Shares Issuable. Up to an aggregate of 76,366,006 shares in any combination of Class A and Class T Common Stock (the “Shares”) is authorized for issuance under the DRP.
2.Participants. “Participants” are holders of the Company’s shares of any class of Common Stock who elect to participate in the DRP regardless of the offering in which such Participant acquired their shares.
3.Dividend Reinvestment. Exclusive of dividends and other distributions that the Company’s board of directors designates as ineligible for reinvestment through this DRP, the Company will apply that portion (as designated by a Participant) of the dividends and other distributions (“Distributions”) declared and paid in respect of a Participant’s shares of any class of Common Stock to the purchase of additional Shares for such Participant. Purchases will be in the same class of Shares as the shares for which such Participant received the distributions that are being reinvested. The Company will not pay selling commissions or dealer manager fees on the Shares purchased in the DRP. No stockholder servicing fee will be paid with respect to Shares of Class T Common Stock purchased through this DRP; however, the stockholder servicing fee payable by the Company with respect to shares of Class T Common Stock purchased in a primary offering will be allocated to all shares of Class T Common Stock as a class expense. The stockholder servicing fee therefore will impact the distributions payable on all shares of Class T Common Stock and may impact the NAV of all shares of Class T Common Stock if the amount of the stockholder servicing fee payable on the shares of Class T Common Stock sold in a primary offering exceeds amounts available for distribution to holders of shares of Class A Common Stock.
4.Procedures for Participation. Qualifying stockholders may elect to become Participants or to increase participation in the DRP by completing and executing the Subscription Agreement, an enrollment form or any other Company-approved authorization form as may be available from the dealer manager or participating broker-dealers. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s subscription agreement, enrollment form or other Company approved authorization form.
5.Purchase of Shares.
a.    Shares will be purchased on the date that the Company makes a Distribution. Distributions will be paid upon the terms as authorized and declared by the Company’s board of directors.
b.    Until the Company announces an estimated net asset value per share, Participants will acquire Shares at a price per share equal to 95% of the then-current offering price for shares in the primary portion of the Company’s current offering (ignoring any discounts that may be available to certain categories of purchasers).
c.    Upon the Company’s announcement, whether in a separate mailing to stockholders, a public filing with the Securities and Exchange Commission (the “SEC”) or otherwise, that the Company has established an estimated net asset value per share, Participants will acquire the Shares at a price equal to the estimated net asset value per share, as estimated by the Company’s board of directors.
d.    Participants in the DRP may purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to purchase Shares under the DRP to the extent such purchase would cause it to exceed limits set forth in the Company’s charter, as amended.

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6.Taxation of Distributions. The reinvestment of Distributions in the DRP does not relieve Participants of any taxes that may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this DRP.
7.Share Certificates. The Shares issuable under the DRP shall be uncertificated until the board of directors determines otherwise.
8.Voting of DRP Shares. In connection with any matter requiring the vote of the Company’s stockholders, each Participant will be entitled to vote all Shares, including fractional Shares, acquired by the Participant through the DRP.
9.Reports. Within 90 days after the end of the calendar year, the Company shall provide each Participant with (i) an individualized report on the Participant’s investment, including the purchase date(s), purchase price and number of shares owned, as well as the amount of Distributions received during the prior year; and (ii) all material information regarding the DRP and the effect of reinvesting distributions, including the tax consequences thereof. The Company shall provide such information reasonably requested by the dealer manager or a participating broker-dealer, in order for the dealer manager or participating broker-dealer to meet its obligations to deliver written notification to Participants of the information required by Rule 10b-10(b) promulgated under the Securities Exchange Act of 1934.
10.Termination by Participant. A Participant may terminate participation in the DRP at any time by delivering to the Company a written notice. To be effective for any Distribution, such notice must be received by the Company at least four business days prior to the payment of the Distribution. Notwithstanding the preceding sentence, if the Company announces, whether in a mailing to stockholders, a public filing with the SEC or otherwise, a new purchase price for Shares under the DRP, then a Participant shall have no less than two business days after the date of such announcement to notify the Company in writing of Participant’s termination of participation in the DRP and Participant’s termination will be effective for the next date Shares are purchased under the DRP. Any transfer of shares by a Participant will terminate participation in the DRP with respect to the transferred shares. Upon termination of DRP participation, Distributions will be distributed to the stockholder in cash.
11.Amendment or Termination of DRP by the Company. The Company may amend or terminate the DRP for any reason at any time upon ten days’ notice to the Participants. The Company may provide notice by including such information (a) in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the SEC, or (b) in a separate mailing to Participants.
12.Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act.
13.Governing Law. The DRP shall be governed by the laws of the State of Maryland.

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